Sea Consolidation S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Kyriaki Kamal	President	Public Relations Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Greece
Ioannis Efthymiadis	Vice President/ Treasurer	Shipping Industry Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Greece
Konstantinos Zafeiras	Secretary	Legal Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Greece

Intermed Champion S.A. of Panama

Name	Position	Principal Occupation	Business Address	Citizenship
Elvina Montanios	President	Attorney	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Cyprus
Michaël Evangelista	Vice President	Business Consultant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Switzerland
Anthos Matthaiou	Secretary/Treasurer	Accountant	Vives Y Associados, Campo Alegre, Beatriz M. Cabal St., Edif. Proconsa II, Piso 8, Panama	Cyprus

Methoni Shipping Company Limited

Name	Position	Principal Occupation	Business Address	Citizenship
Ioannis Saroglou	President	Economist	80 Broad Street, Monrovia, Liberia	Greece
Aikaterini Tsartaklea	Secretary/Treasurer	Public Relations Consultant	80 Broad Street, Monrovia, Liberia	Greece

Tsakos Energy Management Limited

Name	Position	Principal Occupation	Business Address	Citizenship
Nikolas P. Tsakos	President	CEO of Tsakos Energy Navigation Ltd.	367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.	Greece
Georgios Saroglou	Secretary/Treasurer	President and Chief Operating Officer of Tsakos Energy Navigation Ltd.	367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.	Greece

EXHIBIT INDEX

The following is filed as an Exhibit to this Amendment No. 15:

Exhibit 1: Joint Filing Agreement, dated May 16, 2025, among Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Limited, Panayotis Tsakos and Nikolas P. Tsakos.

EXHIBIT 1

JOINT FILING AGREEMENT dated as of the 16th day of May 2025, among Sea Consolidation S.A. of Panama ("Sea Consolidation"), Intermed Champion S.A. of Panama ("Intermed"), Methoni Shipping Company Limited ("Methoni"), Tsakos Energy Management Limited ("TEM"), Panayotis Tsakos and Nikolas P. Tsakos.

W I T N E S S E T H:

WHEREAS, Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas P. Tsakos may be deemed, but are not conceded, to constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Common Shares, $5.00 par value per share, of Tsakos Energy Navigation Limited (the "Company"); and

WHEREAS, pursuant to Paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Exchange Act, the parties hereto desire to satisfy any filing obligation under Subsection 13(d)(1) by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the undersigned hereby agree and represent as follows:

1. The Schedule 13D with respect to the Company, which is attached hereto, is filed on behalf of Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas P. Tsakos and each of them.

2. Each of Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas P. Tsakos is eligible to use such Schedule 13D for the filing of information therein contained.

3. Each of Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas P. Tsakos is responsible for the timely filing of the attached Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that each such party is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such party knows or has reason to believe that such information is accurate.

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers and representatives.

Sea Consolidation S.A. of Panama

By: /s/ Konstantinos Zafeiras

Konstantinos Zafeiras
Secretary

Intermed Champion S.A. of Panama

By: /s/ Michaël Evangelista

Michaël Evangelista
Vice President

Methoni Shipping Company Limited

By: /s/ Ioannis Saroglou

Ioannis Saroglou
President

Tsakos Energy Management Limited

By: /s/ Nikolas P. Tsakos

Nikolas P. Tsakos
President

/s/ Panayotis Tsakos

Panayotis Tsakos

/s/ Nikolas P. Tsakos

Nikolas P. Tsakos